Strictly private and confidential

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS
T +44 (0)20 7374 8000
F +44 (0)20 7374 0888
DX 28

www.herbertsmith.com

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



Date
20 June 2006

TomTom N.V. - Rule 12g3-2(b) Exemption
SEC File Number 82-34879

Ladies and Gentlemen:

On behalf of TomTom N.V. (the "**Company**"), SEC file number 82-34879, we herewith submit documents required to be furnished to you to maintain the Company's exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") from the registration requirements of Section 12(g) of the Exchange Act.

Please find hereto attached Annex A, a copy of the Company's disclosure to the Amsterdam Chamber of Commerce on 19 June 2006 providing notice of its issue of 164,449 ordinary shares within the framework of the Company's employee stock option plan. This release supplements the information that the Company has made public, filed or distributed since it applied for an exemption under the Rule on 22 April 2005.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

If you have any questions or comments regarding the foregoing, please contact the undersigned at the below noted phone number or e-mail address. Please also find enclosed a pre-paid envelope which, when sent back to the addressee, will serve to confirm your receipt of this submission.

Yours sincerely,

Jeff Hendrickson
U.S. Associate
Herbert Smith LLP
T: +44 (0)20 7466 2766
F: +44 (0)20 7374 0888
Email: jeffrey.hendrickson@herbertsmith.com
www.herbertsmith.com

cc: Ewoud van Gellicum, TomTom N.V.
Alex Bafi, Herbert Smith

w/enc

Annex A

From: Ewoud van Gellicum
Sent: Monday, June 19, 2006 3:43 PM
To: 'jaarrekening@amsterdam.kvk.nl'
Cc: 'aspe@kempen.nl'; Mathilde Roest
Subject: Attn. Mrs. C. Adelaar; re issue of ordinary shares in the capital of TomTom NV in relation the employee stock option plan

Dear Mrs. Adelaar,

With reference to the attached resolutions, I hereby notify, on behalf of TomTom NV, to the Chamber of Commerce in Amsterdam the issue of 164,449 ordinary shares in the capital of TomTom NV within the framework of its employee stock option plan. The issue of shares was effected on 6 June 2006.

Regards,
Ewoud van Gellicum
General Counsel & Company Secretary
TomTom
ewoud.vangellicum@tomtom.com
+31 20 85 00 948 Office
+31 20 850 1095 Fax